EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREWERS ALLIANCE
REPORTS FIRST QUARTER 2011 RESULTS

Craft Brewers reports net sales increase of 18 percent for the first quarter of 2011;
Shipments up 15 percent from the first quarter of 2010

Portland, Ore. (May 16, 2011) – Craft Brewers Alliance, Inc. (CBA) (Nasdaq: HOOK), an independent craft brewing company, reported net sales of $32.3 million and net income of $16,000 for the first quarter ended March 31, 2011 as compared with net sales of $27.5 million and net income of $209,000 for the same quarter a year ago.  CBA reported zero earnings per share on a fully diluted basis for the first quarter of 2011 as compared with $0.01 per share for the same quarter one year ago.  On May 2, 2011, CBA completed the sale of its minority interest in Fulton Street Brewery, LLC  (“FSB”) to Anheuser-Busch, Incorporated (“A-B”) for cash consideration and a reduction in distribution fees.

Significant financial highlights for the quarter ended March 31, 2011 include:

•	Net revenues increased $4.8 million, or 18 percent, to $32.3 million compared with the first quarter of 2010
•	Shipments increased by 19,200 barrels to 147,900
•	Depletion growth for the first quarter of 2011 was seven percent
•	Gross profit percentage increased 370 basis points
•	Selling, general and administrative expenses increased $3.1 million to $9.3 million, reflecting increased sales and marketing efforts
•	Capital expenditures were $2.0 million as the Company continued to make strategic investments in systems and infrastructure

“Top-line growth was ahead of our expectations, reflecting early successes on the sales and execution fronts. We are excited about our prospects as we move further into the delivery of our new beers and brands, giving our customers expanded opportunities to enjoy our beers. The initial returns for these new beers and packages has been positive, but we recognize that we must continue to build on our achievements,” said Terry Michaelson, CBA’s CEO. “While we remain resolutely committed to increasing our profitability for the year, our bottom line performance was in line with our expectations and reflective of our aggressive investment against our sales and marketing initiatives.

Craft Brewers Alliance Reports First Quarter Results for 2011	Page 2 of 4

Operating Results

Net sales for the first quarter ended March 31, 2011 were $32.3 million, an increase of $4.8 million, or 18 percent, from net sales of $27.5 million for the same quarter in 2010.  The increase resulted from a combination of factors, primarily the increase in the 2011 first quarter shipments to wholesalers, price increases for the Company’s products sold to wholesalers, and an increase in revenues earned from the Company’s restaurants and pubs following the merger with Kona Brewing Co. Inc. (“KBC Merger”).  An increase in contract brewing revenues in the first quarter of 2011 compared with the corresponding period of 2010 also contributed to the increase in revenues for the period.  These factors were partially offset by the absence of fees earned under the alternating proprietorship during the first quarter of 2011 due to the KBC Merger.  Alternating proprietorship fees were $2.3 million for the first quarter of 2010.

Total shipments for the first quarter ended March 31, 2011 were 147,900 barrels, an increase of 19,200 barrels, or 15 percent, from 128,700 barrels for the same quarter of 2010, primarily reflecting the increase in shipments to wholesalers and growth in the Company’s contract brewing business.  Shipments to wholesalers increased 14,600 barrels, or 12 percent, from 122,300 barrels in the first quarter of 2010 to 136,900 barrels in the first quarter of 2011 due to the increased sales and marketing efforts, which began in the fourth quarter of 2010.  Shipments under the Company’s contract brewing arrangements increased by 3,500 barrels, from 4,800 barrels in the first quarter of 2010 to 8,300 barrels for the first quarter of 2011.  Shipments for the first quarter of 2011 included the Company’s initial commercial shipments under its contract brewing agreement with FSB.  Depletion growth for the first quarter of 2011 was seven percent.

Cost of sales as a percentage of net sales improved 370 basis points in the first quarter of 2011, reflecting the elimination of costs related to the alternating proprietorship, improved capacity utilization and an increased selling price for the Company’s products. These favorable factors were partially offset by increased shipping costs due to higher diesel prices in the first quarter of 2011 as compared with the same quarter a year ago.

 Selling, general and administrative (SG&A) expenses of $9.3 million for the three months ended March 31, 2011 increased $3.1 million, or 50 percent, from $6.2 million for the corresponding quarter a year ago.  This increase was primarily due to an increase in direct costs associated with the Company’s sales and marketing activities, as well as SG&A costs for the operations acquired in the KBC Merger.  The Company expects SG&A spending to continue at an elevated level for the rest of 2011 as it continues its campaign to penetrate select focus markets and deliver new and exciting beers and packages to consumers.

Cash Flow and Liquidity

Cash provided by operating activities decreased $1.0 million to $1.5 million for the quarter ended March 31, 2011 compared with $2.5 million for the same period in 2010, due in part to the build in inventory to support higher shipment levels.  Capital expenditures for the quarter ended March 31, 2011 and 2010 were $2.0 million and $733,000, respectively.  The capital expenditures for 2011 include projects designed to enhance and target the core brand offerings and package variety produced at CBA’s breweries, and improve its quality assurance and information technology systems, including continuing investments towards a company-wide demand planning and order management system. The Company expects spending on these projects to continue through the remainder of 2011 and to total approximately $4.5 million during this period.

Craft Brewers Alliance Reports First Quarter Results for 2011	Page 3 of 4

As discussed below, the Company used the $15.3 million received on May 2, 2011, from the sale of its minority interest in FSB to pay off the outstanding borrowings on its line of credit and held a cash balance of $5.6 million as of May 6, 2011.

Other Achievements

On May 2, 2011, CBA completed its equity purchase agreement with A-B under which the Company sold its minority interest in FSB to A-B in exchange for its share of the purchase consideration, which totaled $16.3 million, including $15.0 million paid to the Company at closing.  CBA also received reimbursement for certain legal and professional fees it incurred in the evaluation of the transaction. The Company expects to record a gain of $10.3 million during the second quarter of 2011 associated with its sale of FSB. In connection with the closing, the Company and A-B amended their distribution agreement to reduce distribution fees for the remaining term of this arrangement, as well as the renewal term, if applicable, beginning January 1, 2019.

The Company estimates that, had the modification to the distribution agreement been in place for the first quarter of 2011, the increase in sales revenues for the first quarter resulting from the reduced distribution fees would have been approximately $770,000.  This estimate excludes the effects of the amendment secured in the third quarter of 2010, which reduced distribution fees for qualified shipments. The amount of increase in sales revenues realized for future periods may vary due to the level, timing and geographic distribution of the Company’s shipments to A-B in the future. The loss of the Company’s share of earnings from FSB will partially offset any increase in sales revenues resulting from the reduced distribution fees.  The Company’s share of FSB’s earnings was $356,000 for the first quarter of 2011.

“While the proceeds realized from the sale of our minority interest in Fulton Street Brewery, LLC immediately strengthened our balance sheet, over the longer term, we will generate significant improvements in our gross margin as a result of the lower distribution fees,” said Mark Moreland, CBA’s CFO.  “This gross margin improvement will allow us to continue our sales and marketing investment in select market opportunities that will drive growth in our market share and revenues, while allowing us to generate positive earnings momentum.”

Forward-Looking Statements

Statements made in this press release that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, including the level or effect of increased SG&A expense, the amount of capital spending and the benefits or improvements to be realized from those capital projects, and the increase in sales revenues resulting from reduced distribution fees payable to A-B, are forward-looking statements.  It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements.  Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including, but not limited to, the Company's report on Form 10-K for the year ended December 31, 2010.  Copies of these documents may be found on the Company's website, www.craftbrewers.com , or obtained by contacting the Company or the SEC.

Craft Brewers Alliance Reports First Quarter Results for 2011	Page 4 of 4

About Craft Brewers Alliance

CBA is an independent, publicly traded craft brewing company that was formed with the merger of leading Pacific Northwest craft brewers – Widmer Brothers Brewing and Redhook Ale Brewery – in 2008. With an eye toward preserving one-of-a-kind beers and brands by giving them an opportunity to shine and grow, CBA was joined by Kona Brewing Company in 2010. When Kurt & Rob Widmer founded Widmer Brothers Brewing in 1984, they didn’t confine their brewing exploration to strict style guidelines.  To this day, Widmer Brothers continues to create craft beers with a unique and unconventional twist on traditional styles that are award winning and please a wide range of craft beer lovers. Redhook began in a Seattle transmission shop in 1981, and those colorful roots are reflected in the brand’s personality to this day.  The eminently drinkable beers consistently win awards and please crowds across the United States. Kona Brewing was founded in 1994 by the father and son team of Cameron Healy and Spoon Khalsa, who dreamed of crafting fresh, local island brews with spirit, passion and quality.  As the largest craft brewery in Hawaii, Kona personifies the laid-back, passionate lifestyle and environmental respect of the Hawaiian people and culture.

For more information, visit www.craftbrewers.com.

Media Contact:	Investor Contact:
Ted Lane	Patrick Green
LANE PR	Craft Brewers Alliance, Inc.
(212) 301-5948	(503) 331-7275
Ted@lanepr.com	Patrick.green@craftbrewers.com

###

Craft Brewers Alliance, Inc.
Condensed Consolidated Statements of Income
(in thousands, except per share amounts and shipments)
(Unaudited)

	Three Months Ended March 31,
	2011	2010

Sales	$34,960	$29,323
Less excise taxes	2,663	1,871
Net sales	32,297	27,452
Cost of sales	23,069	20,605
Gross profit	9,228	6,847
	28.6%	24.9%
Selling, general and administrative expenses	9,289	6,205
Operating income (loss)	(61)	642
Interest expense	(282)	(399)
Income from equity investments, interest and other, net	369	138
Income before income taxes	26	381
Income tax provision	10	172
Net income	$16	$209
Earnings per share:
Basic and diluted earnings per share	$—	$0.01
Weighted average shares outstanding:
Basic	18,819	17,074
Diluted	18,927	17,101

Total shipments (in barrels):
Core Brands	139,600	123,900
Contract Brewing	8,300	4,800
Total shipments	147,900	128,700

Craft Brewers Alliance, Inc.
Condensed Consolidated Balance Sheets
(in thousands)
(Unaudited)

	March 31,
	2011	2010

Current assets:
Cash and cash equivalents	$95	$753
Accounts receivable, net	10,356	11,473
Inventories	10,138	10,173
Deferred income tax asset, net	894	843
Other current assets and income tax receivables	3,626	3,531
Total current assets	25,109	26,773
Property, equipment and leasehold improvements, net	98,817	96,364
Goodwill	12,917	—
Intangible and other non-current assets, net	23,475	18,676
Total assets	$160,318	$141,813

Current liabilities:
Accounts payable	$16,233	$15,825
Accrued salaries, wages, severance and payroll taxes	3,533	4,055
Refundable deposits	6,183	6,175
Other accrued expenses	1,201	1,623
Current portion of long-term debt and capital lease obligations	2,087	1,504
Total current liabilities	29,237	29,182
Long-term debt and capital lease obligations, net	25,499	23,581
Other long-term liabilities	11,274	8,250
Total common stockholders' equity	94,308	80,800
Total liabilities and common stockholders' equity	$160,318	$141,813

Craft Brewers Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Three Months Ended March 31,
	2011	2010

Cash Flows From Operating Activities:
Net income	$16	$209
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,820	1,837
Income from equity investments	(356)	(85)
Deferred income taxes	(24)	131
Other, including stock-based compensation	101	54
Changes in operating assets and liabilities:
Accounts receivable	158	(351)
Inventories	(1,494)	(879)
Income tax receivable and other current assets	(392)	364
Other assets	(202)	38
Accounts payable and other accrued expenses	2,213	1,639
Accrued salaries, wages, severance and payroll taxes	(520)	(377)
Refundable deposits and other liabilities	133	(84)
Net cash provided by operating activities	1,453	2,496
Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(2,015)	(733)
Proceeds from sale of property, equipment and leasehold improvements and other	5	44
Net cash used in investing activities	(2,010)	(689)
Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(825)	(365)
Net borrowings (repayments) under revolving line of credit	1,300	(700)
Issuance of common stock	13	—
Net cash provided by (used in) financing activities	488	(1,065)
Increase (decrease) in cash and cash equivalents	(69)	742
Cash and cash equivalents, beginning of period	164	11
Cash and cash equivalents, end of period	$95	$753

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brewers Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net Income
(in thousands)
(Unaudited)

	Three Months Ended March 31,
	2011	2010

Net income	$16	$209
Interest expense	282	399
Income tax provision	10	172
Depreciation expense	1,729	1,606
Amortization expense	90	231
Stock compensation	39	2
Other non-cash charges	-	29
Adjusted EBITDA	$2,166	$2,648

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management and because it is frequently used by the investment community to evaluate companies with substantial financial leverage.  The Company defines Adjusted EBITDA as net earnings before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment.  The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income, as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity.  The use of Adjusted EBITDA instead of net income has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations.  We compensate for these limitations by relying on GAAP results.  Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income.